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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                                   eBay Inc.
             -----------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
             -----------------------------------------------------
                        (Title of Class of Securities)



                                  278642 10 3
             -----------------------------------------------------
                                (CUSIP Number)



                             December 31, 1998
            -----------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [_]   Rule 13d-1(b)
       [X]   Rule 13d-1(c)
       [_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-----------------------                                  ---------------------
CUSIP NO.  278642 10 3              13G                    Page 2 of 7 Pages
-----------------------                                  ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S) OF ABOVE PERSON(S)(ENTITIES ONLY)

      Pierre M. Omidyar

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            15,229,425(1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             12,933,507(1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      15,229,425(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      37.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
(1) Included in the number of shares Mr. Omidyar beneficially owns are 2,014,379 shares pledged to Benchmark Capital Partners, L.P. and 281,539 shares pledged to Benchmark Founders' Fund, L.P. (collectively, the "Omidyar Pledged Shares") to secure a $749,999.88 full recourse loan made to Mr. Omidyar pursuant to a Loan and Pledge Agreement dated June 27, 1997. All of the Omidyar Pledged Shares are also subject to an immediately exercisable call option at a price equal to the amount of such loan plus accrued interest pursuant to a Call Option Agreement dated June 27, 1997 among the Benchmark Funds and Mr. Omidyar and are covered by a put option at a price equal to the amount of such loan plus accrued interest pursuant to a Put Option Agreement dated June 27, 1997 among the same parties. Also included in the number of shares Mr. Omidyar beneficially owns are (i) approximately 1,912,500 shares that were unvested as of December 31, 1998 and subject to the Company's right of repurchase at $.0067 per share, (ii) 150,000 shares held of record by The Cyrus Omidyar Income Trust dated May 4, 1998 and
(iii) 150,000 shares held of record by The Elahe Mir-Djalali Income Trust dated May 4, 1998.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
CUSIP NO.  278642 10 3                13G                  Page 3 of 7 Pages
-----------------------                                  ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S) OF ABOVE PERSON(S)(ENTITIES ONLY)

      The Cyrus Omidyar Income Trust dated May 4, 1998

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            150,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             150,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      150,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.37%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
CUSIP NO.  278642 10 3              13G                    Page 3 of 7 Pages
-----------------------                                  ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S) OF ABOVE PERSON(S)(ENTITIES ONLY)

      The Elahe Mir-Djalali Income Trust dated May 4, 1998

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            150,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             150,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      150,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.37%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

          (a)  Name of Issuer:  eBay Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                    2005 Hamilton Avenue, Suite 350
                    San Jose, CA  95125
Item 2.

          (a)  Name of Person Filing:

               Pierre M. Omidyar

               The Cyrus Omidyar Income Trust dated May 4, 1998 ("Omidyar
               Trust")

               The Elahe Mir-Djalali Income Trust dated May 4, 1998 ("Mir-Djalali Trust")

          (b)  Address of Principal Business Office or, if none, Residence

                    2005 Hamilton Avenue, Suite 350
                    San Jose, CA  95125

          (c)  Citizenship:

               Pierre M. Omidyar     USA

               Omidyar Trust         California

               Mir-Djalali Trust     California

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number:  278642 10 3

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount Beneficially Owned:

               Pierre M. Omidyar    15,229,425(1)

               Omidyar Trust        150,000

               Mir-Djalali Trust    150,000

          (b)  Percent of Class:

               Pierre M. Omidyar    37.8%

               Omidyar Trust        0.37%

               Mir-Djalali Trust    0.37%

          (c)  Number of shares as to which such person has:
               (i)    Sole power to vote or to direct the vote:

                   Pierre M. Omidyar    15,229,425(1)

                   Omidyar Trust        150,000

                   Mir-Djalali Trust    150,000

     (ii)      Shared power to vote or to direct the vote:

          Pierre M. Omidyar    -0-

          Omidyar Trust        -0-

          Mir-Djalali Trust    -0-

     (iii)     Sole power to dispose or to direct the disposition of:

          Pierre M. Omidyar    12,933,507(1)

          Omidyar Trust        150,000

          Mir-Djalali Trust    150,000

     (iv)      Shared power to dispose or to direct the disposition of:

          Pierre M. Omidyar    -0-

          Omidyar Trust        -0-

          Mir-Djalali Trust    -0-

(1) Included in the number of shares Mr. Omidyar beneficially owns are 2,014,379 shares pledged to Benchmark Capital Partners, L.P. and 281,539 shares pledged to Benchmark Founders' Fund, L.P. (collectively, the "Omidyar Pledged Shares") to secure a $749,999.88 full recourse loan made to Mr. Omidyar pursuant to a Loan and Pledge Agreement dated June 27, 1997. All of the Omidyar Pledged Shares are also subject to an immediately exercisable call option at a price equal to the amount of such loan plus accrued interest pursuant to a Call Option Agreement dated June 27, 1997 among the Benchmark Funds and Mr. Omidyar and are covered by a put option at a price equal to the amount of such loan plus accrued interest pursuant to a Put Option Agreement dated June 27, 1997 among the same parties. Also included in the number of shares Mr. Omidyar beneficially owns are
(i) approximately 1,912,500 shares that were unvested as of December 31, 1998 and subject to the Company's right of repurchase at $.0067 per share, (ii) 150,000 shares held of record by The Cyrus Omidyar Income Trust dated May 4, 1998 and (iii) 150,000 shares held of record by The Elahe Mir-Djalali Income Trust dated May 4, 1998.

Item 5.     Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.     Identification and Classification of Members of the Group

        Not applicable.

Item 9.     Notice of Dissolution of a Group

        Not applicable.

Item 10.    Certification

        Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 9, 1999
                           -----------------------------------------------------
                                                     Date

                                           /s/ Pierre M. Omidyar
                           -----------------------------------------------------
                                                  Signature

                                              Pierre M. Omidyar
                           -----------------------------------------------------


                           The Cyrus Omidyar Income Trust dated May 4, 1998


                                           /s/ Pierre M. Omidyar
                           -----------------------------------------------------
                           Pierre Omidyar, Trustee



                           The Elahe Mir-Djalali Income Trust dated May 4, 1998


                                           /s/ Pierre M. Omidyar
                           -----------------------------------------------------
                           Pierre Omidyar, Trustee